                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                        True North Communications, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, Par Value $.33-1/3
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  344872 10 6
                              --------------------
                                 (CUSIP Number)

                              Thomas J. Kuhn, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 29, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.


                         (Continued on following pages)


                              Page 1 of 11 Pages

CUSIP No. 3418972 10 6
- --------------------------------------------------------------------------------
         1)      Names of Reporting Persons; S.S. or I.R.S.
                 Identification Nos. of Above Persons

                             Publicis Communication
- --------------------------------------------------------------------------------
         2)      Check the Appropriate Box if a Member of a Group

                 (a)_______
                 (b)_______
- --------------------------------------------------------------------------------

         3)      SEC Use Only
- --------------------------------------------------------------------------------

         4)      Source of Funds                                         00
- --------------------------------------------------------------------------------

         5)      Check if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2 (d) or 2 (e)                 _________
- --------------------------------------------------------------------------------

         6)      Citizenship or Place of Organization                France
- --------------------------------------------------------------------------------

                 7)      Sole Voting Power                        2,329,000
                 ---------------------------------------------------------------
Number of
Shares Bene-     8)      Shared Voting Power                            -0-
ficially         ---------------------------------------------------------------
Owned by
Each Report-     9)      Sole Dispositive Power                   2,329,000
ing Person       ---------------------------------------------------------------
With
                 10)     Shared Dispositive Power                       -0-
- --------------------------------------------------------------------------------
         11)     Aggregate Amount Beneficially Owned by Each Reporting
                 Person                                           2,329,000
- --------------------------------------------------------------------------------
         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares
- --------------------------------------------------------------------------------
         13)     Percent of Class Represented by Amount in Row (11)
                                                                      19.8%
- --------------------------------------------------------------------------------
         14)     Type of Reporting Person                                CO


                              Page 2 of 11 Pages

CUSIP No. 3418972 10 6
- --------------------------------------------------------------------------------

         1)      Names of Reporting Persons; S.S. or I.R.S.
                 Identification Nos. of Above Persons

                                 Publicis S.A.
- --------------------------------------------------------------------------------
         2)      Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)_______
                 (b)_______
- --------------------------------------------------------------------------------

         3)      SEC Use Only
- --------------------------------------------------------------------------------

         4)      Source of Funds                                         00
- --------------------------------------------------------------------------------

         5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)                             ________
- --------------------------------------------------------------------------------

         6)      Citizenship or Place of Organization                France
- --------------------------------------------------------------------------------

                 7)      Sole Voting Power                        2,329,000
                 ---------------------------------------------------------------
Number of
Shares Bene-     8)      Shared Voting Power                            -0-
ficially         ---------------------------------------------------------------
Owned by
Each Report-     9)      Sole Dispositive Power                   2,329,000
ing Person       ---------------------------------------------------------------
With
                 10)     Shared Dispositive Power                       -0-
- --------------------------------------------------------------------------------

         11)     Aggregate Amount Beneficially Owned by Each Reporting
                 Person                                           2,329,000
- --------------------------------------------------------------------------------

         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares
- --------------------------------------------------------------------------------

         13)     Percent of Class Represented by Amount in Row (11)
                                                                      19.8%
- --------------------------------------------------------------------------------

         14)     Type of Reporting Person                            HC, CO


                              Page 3 of 11 Pages

         This Amendment No. 2 to Schedule 13D (this "Amendment") with respect to True North Communications, Inc., a Delaware corporation (the "Company") is being filed on behalf of Publicis S.A., a societe anonyme organized and existing under the laws of France ("Publicis"), and Publicis Communication, a societe anonyme organized and existing under the laws of France ("Communication") (Publicis and Communication being hereinafter referred to collectively as the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on January 30, 1989, as amended by Amendment No. 1 to the Schedule 13D filed on April 22, 1991 ("Amendment No. 1"). Pursuant to Rule 101(a)(2)(ii) of Regulation S-T this Amendment restates the entire text of the Schedule 13D.

Item 2.      Identity and Background.

             The principal business of Publicis is to act as a holding company for subsidiaries engaged primarily in the businesses of advertising, public relations, direct marketing, sales promotion and design, catalog sales and health care, recruitment, financial and yellow pages advertising in Europe, the Middle East and Africa; the business of placing advertisements in various media in France, including newspapers, television, radio, public transportation, and cinema; and the business of distributing products to drugstores located in France. The principal business and office address of Publicis is 133, avenue des Champs-Elysees, 75008 Paris, France.

             The principal business of Communication is to act as a holding company for subsidiaries engaged primarily in the businesses of advertising, public relations, direct marketing, sales promotion and design, catalog sales and health care, recruitment, financial and yellow pages advertising in Europe, the Middle East and Africa. The principal business and office address of Communication is 133, avenue des Champs-Elysees, 75008 Paris, France. The issued and outstanding share capital of Communication is owned approximately 74 percent by Publicis and 26 percent by the Company.

             The name, business address and present principal occupation of each of the directors and executive officers of Publicis and of Communication are set forth in Appendix I which is attached hereto and incorporated herein by reference. Each director and executive officer of Publicis and Communication listed in Appendix I is a citizen of France.

             During the five years immediately prior to the date hereof, neither Publicis nor Communication, nor to the best of their knowledge, any director or executive officer of Publicis or Communication listed on Appendix I hereto, has been (a) convicted in a criminal proceeding (excluding traffic





                               Page 4 of 11 Pages
violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

             As more fully described in Items 4 and 5 hereto, the Schedule 13D related to the acquisition by Communication on January 24, 1989 of beneficial ownership of shares of capital stock of the Company pursuant to Section 2.4 of the Master Alliance Agreement, dated as of January 1, 1989, by and between Communication and the Company (the "Master Alliance Agreement"). This discussion is qualified in its entirety by reference to the Master Alliance Agreement, a copy of which was attached as Exhibit A to the Schedule 13D and incorporated therein by reference.

             Pursuant to Sections 2.4 and 2.2 of the Master Alliance Agreement, on January 24, 1989, Communication acquired by subcription from the Company 2,110,000 shares of Common Stock of the Company, in consideration of the issuance and delivery by Communication to the Company of 350,000 fully paid and non-assessable common shares of Communication.

             As more fully described in Items 4 and 5 hereto, Amendment No. 1 related to the acquisition by Communication during the period between July 17, 1989 and February 15, 1991 of beneficial ownership of 112,000 shares (the "Additional Securities") of common stock, par value $.33-1/3 per share ("TNO Common Stock") of the Company through open market purchases. Communications used an aggregate of approximately $2,581,000 to purchase the Additional Securities. All of such funds were obtained from dividends paid to Communications on shares of TNO Common Stock owned by Communication.

             This Amendment relates, in part, to the acquisition by Communication during the period between August 2, 1994 and September 6, 1994 of beneficial ownership of 107,000 shares (the "Further Additional Securities") of TNO Common Stock through open market purchases. Communications used an aggregate of approximately $4,667,811 to purchase the Further Additional Securities. All of such funds were obtained from Communication's working capital.

Item 4.      Purpose of Transaction.

             Communication acquired the shares of Common Stock to which the
Schedule 13D Statement related to obtain a substantial equity position in the Company for investment purposes. Pursuant to the Master Alliance Agreement, Communication and the Company have designated an existing subsidiary of Communication, Intermarco Algemene Publiceits Unie B.V., a Netherlands Bosloten Vennootschap, to serve as a joint venture company, which was renamed Publicis FCB B.V. and which engages in the business of providing advertising and advertising-related services to clients in Europe, the Middle East and Africa. In addition, Communication and the Company have engaged from time to time in smaller, more informal alliances involving the provision of advertising and advertising-related services throughout the rest of the world. To solidify their alliance, Communication and the Company have exchanged ownership interests in their respective corporations. On January 24, 1989, Communication received 2,110,000 shares of Common Stock of the Company in exchange for issuing and delivering to the Company 350,000 common shares of Communication.

             As part of the exchange of shares, Communication and the Company have agreed that Communication shall be entitled to have a representative serve as a director of the Company and that the Company shall be entitled to have a representative serve as a director of Communication. At the meeting of the Board of Directors of the Company held on February 21, 1989, Maurice Levy, the President-Directeur General of Publicis and of Communication, was elected to serve as Communication's designee on the Company's Board of Directors and was appointed to certain standing committees of the Board, including FCB's Management Council and the International Committee.

             The acquisition of additional securities of the Company and the disposition of any shares of Common Stock presently beneficially owned by Communication is governed by the FCB Stockholders Agreement, dated as of January 1, 1989, by and between Communication and the Company (the "FCB Stockholders Agreement"), a copy of which was attached as Exhibit B to the
Schedule 13D and incorporated herein by reference. The controlling provisions of the FCB Stockholders Agreement are more fully described in Item 6 hereto.

             Communication acquired the Additional Securities to which Amendment No. 1 related to maintain approximately the same percentage equity interest (19.9%) in the Company as it originally obtained on January 24, 1989. Since January 24, 1989, the Company has increased the number of outstanding shares of TNO Common Stock by issuing from time to time additional shares of TNO Common Stock, principally in connection with the exercise of employee stock options and other employee benefit plans of the Company. To offset the dilutive effect which these additional issuances have had on Communication's percentage equity interest in the Company, Communications acquired over a period of time between July 17, 1989 and February 15, 1991 a total of 112,000 additional shares of TNO Common Stock so as to maintain its percentage ownership of approximately 20%. All of the Additional Securities were acquired by Communication.






                               Page 5 of 11 Pages

            Communication acquired the Further Additional Securities to which ,in part, this Amendment relates to maintain approximately the same percentage equity interest (19.8%) in the Company as it originally obtained on January 24, 1989. Since January 24, 1989, the Company has increased the number of outstanding shares of TNO Common Stock by issuing from time to time additional shares of TNO Common Stock, principally in connection with the exercise of employee stock options and other employee benefit plans of the Company. To offset the dilutive effect which these additional issuances have had on Communication's percentage equity interest in the Company, Communications acquired over a period of time between August 2, 1994 and September 6, 1994 a total of 107,000 additional shares of TNO Common Stock so as to maintain its percentage ownership at approximately 19.8%. All of the Further Additional Securities have been acquired by Communication.

            Except as otherwise set forth herein or in any of the Exhibits attached to the Schedule 13D, as amended, Communication has no current plans or proposals that would relate to or result in:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)  any action similar to any of those enumerated above.

Communication intends, however, to review its investment in the Company on a continuing basis, and reserves the right, subject to the limitations contained in the FCB Stockholders Agreement, to change its purposes and intentions as described in this Item 4 based on such review and future developments relating to the Company or otherwise.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date of the Schedule 13D, Communication was the beneficial and record owner of 2,110,000 shares of Common Stock of the Company, which shares constituted approximately 19.9 percent of the total number of issued and outstanding shares of Common Stock of the Company as of January 24, 1989, according to information supplied to Communication by the Company. As of the date of Amendment No. 1, Communication was the beneficial and record owner of 2,222,000 shares of Common Stock of the Company, which shares constituted approximately 20 percent of the total number of issued and outstanding shares of Common Stock of the Company according to information supplied to Communication by the Company as of March 20, 1991. As of the date of this Amendment, Communication is the beneficial and record owner of 2,329,000 shares of TNO Common Stock, which shares constitute approximately 19.8 percent of the total number of issued and outstanding shares of TNO Common Stock according to information supplied to Communication by the Company as of November 10, 1994. Because of its approximately 74% ownership of Communication, Publicis may be deemed to have the indirect power to vote and dispose of such shares of Common Stock and thus also to own them beneficially, but Publicis disclaims beneficial ownership of such shares and its joining in the filing of this Amendment shall not be construed as an admission that Publicis is the beneficial owner of such shares. Publicis has no other interest, direct or indirect, in any securities of the Company.

            (b) Subject to the terms of the FCB Stockholders Agreement, which are more fully described in Item 6 hereto, Communication has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock it owns. Because of its ownership of approximately 74 percent of the outstanding share capital of Communication, Publicis may be deemed to have the indirect power to vote and dispose of such shares of Common Stock and thus also to own them beneficially, but Publicis disclaims beneficial ownership of such shares and its joining in the filing of this Schedule 13D shall not be construed as an admission that Publicis is the beneficial owner of such shares. Publicis has no other interest, direct or indirect, in any securities of the Company.


                               Page 6 of 11 Pages

             (c) Information with respect to all transactions in TNO Common Stock effected by Communication during the period from August 2, 1994 to September 6, 1994 is set forth on Schedule II annexed hereto and incorporated herein by reference. Communication has not engaged in any transactions in TNO Common Stock during the past 180 days. Neither Publicis, nor, to the best of the Reporting Persons' knowledge, any director or executive officer listed on Appendix I to the Schedule 13D, has engaged in any transaction in TNO Common Stock during the past 180 days.

             (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Communication.

             (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Certain agreements between Communication and the Company with respect to Communication's ownership of voting securities of the Company and related matters are set forth in the FCB Stockholders Agreement. This discussion is qualified in its entirety by reference to the FCB Stockholders Agreement. In addition, for purposes of this Item 6 only, the term "Communication" shall be deemed to refer to Communication as well as to all affiliates of Communication.

             Pursuant to Section 1.1 of the FCB Stockholders Agreement, without the prior written consent of the Company, Communication may not acquire beneficial ownership of voting securities of the Company which in the aggregate represent more than 20.5 percent of the total voting power of the Company (except by way of stock splits of the Company or stock dividends or distributions by the Company to Communication) unless (i) another person or group has acquired voting securities of the Company such that such person or group either owns or has the right to acquire voting securities of the Company which in the aggregate represent a percentage of the total voting power of the Company which is greater than the percentage of the total voting power of the Company represented by the voting securities of the Company then owned by Communication less five percentage points, in which case Communication may acquire additional voting securities of the Company such that, when added to the voting securities of the Company already owned by Communication, the percentage of the total voting power of the Company represented by the voting securities of the Company then owned by Communication does not exceed the percentage of the total voting power of the Company represented by the voting securities of the Company owned by such other person or group by more than 5 percentage points, (ii) a tender or exchange offer is made by a person or group to purchase, or to exchange for cash or other consideration, voting securities of the Company which, if successful, would result in such person or group either owning or having the right to acquire voting securities of the Company which in the aggregate represent at least 30 percent of the total voting power of the Company, in which case Communication may acquire additional voting securities of the Company without limitation (iii) the Company owns voting securities of Communication which in the aggregate represent more than 26.5 percent of the total voting power of Communication, in which case Communication may acquire additional voting securities of the Company but only up to an amount of voting securities of the Company such that the ratio of the percentage of the total voting power of the Company represented by the voting securities of the Company then owned by Communication to the percentage of the total voting power of Communication represented by the voting securities of Communication owned by the Company does not exceed 1:1.3, or (iv) the person designated by Communication to serve as its representative on the Company's Board of Directors is not elected, so long as the person designated by the Company to serve as its representative on Communication's Board of Directors has been duly elected, in which case Communication may acquire additional voting securities of the Company without limitation.

             In the event that the percentage of the total voting power of the Company represented by the voting securities of the Company owned by Communication ever exceeds the percentage permitted by the terms of the FCB Stockholders Agreement, the Company has the right to repurchase from Communications at the then current market price an amount of voting securities of the Company such that, immediately after such repurchase, the percentage of the total voting power of the Company represented by the voting securities of the Company then owned by Communication equals the permitted percentage. Except as set forth above, however, Communication shall not otherwise be obligated to dispose of voting securities of the Company if the percentage of the total voting power of the Company represented by the voting securities of the Company owned by Communication ever exceeds the percentage permitted by the terms of the FCB Stockholders Agreement as a result of a recapitalization of the Company, a repurchase of voting securities by the Company or any other action taken by the Company to reduce the total voting power of the Company then in effect.

             In the event that Communication (i) ever owns voting securities of the Company which in the aggregate represent less than 19.9 percent of the total voting power of the Company, (ii) wishes to purchase additional voting securities of the Company such that, immediately after such purchase, the voting securities of the Company then owned by Communication in the aggregate represent not more than 19.9 percent of the total voting power of the Company, and (iii) is able to demonstrate that such additional voting securities of the Company are not likely to be available in the market over a period of 60 days for less than 115 percent of their then current market price, the Company is required to sell such additional voting securities to Communication directly at the then current market price; provided, however, that in the event that the Company is required to obtain stockholder approval of such a sale in accordance with its New York Stock Exchange Listing Agreement or otherwise by law, the Company is not obligated to issue such voting securities to Communication prior to obtaining such approval, which it will use its best efforts to secure.

             Pursuant to Section 1.2 of the FCB Stockholders Agreement, Communication has agreed, subject to certain limitations set forth in Section
6.1 of the FCB Stockholders Agreement, to vote all of the voting securities of the Company which it may at any time own in favor of the nominees to the Company's Board of Directors which have been recommended by the Company's Board of Directors to the Company's stockholders. It has further agreed to vote all of the voting securities of the Company which it may at any time own in accordance with the recommendation of the Company's Board of Directors on all other matters submitted to a vote of the Company's stockholders, except that it may vote as it determines in its sole discretion on (i) any proposed amendment to the Company's certificate of incorporation or by-laws, (ii) any disposition of the Company (by way of merger, disposition of assets or otherwise), (iii) any recapitalization of the Company, (iv) any liquidation of the Company, (v) any vote pursuant to any provision of law or the Company's certificate of incorporation or by-laws requiring or permitting stockholders to approve any business combination proposed by or with another person or its affiliates which have acquired a certain percentage of the Company's shares or to grant voting rights to such person or to waive or adopt provisions requiring such a vote or (vi) any action which Communication, in good faith, believes would be materially adverse to Communication (other than actions which may be taken by the Company as contemplated by the FCB Stockholders Agreement).

             Pursuant to Section 1.3 of the FCB Stockholders Agreement, Communication may not deposit any voting securities of the Company in a voting trust or subject any voting securities of the Company to any arrangement with respect to the voting of such securities. Pursuant to Section 1.4 of the FCB Stockholders Agreement, Communication may not solicit proxies with respect to any voting securities of the Company or become a "participant" in any "election contest", as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Exchange Act of 1934, as amended, relating to the election of directors of the Company, unless Communication's designee to serve on the Company's Board of Directors is not included in the management slate for election as a director in accordance with Section 6.1 of the FCB Stockholders Agreement. Pursuant to Section 1.5 of the FCB Stockholders Agreement, Communication may not, subject to certain specified exceptions, join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any third person, for the purpose of acquiring, holding or disposing of any voting securities of the Company.

             Pursuant to Section 1.6 of the FCB Stockholders Agreement, Communication may not, directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise suffer any lien or security interest to attach to any of the voting securities of the Company which it may own except (i) to the Company or a person or group approved by the Company, (ii) to a corporation controlled by Communication provided that certain requirements are met, (iii) subject to the Company's right of first refusal, pursuant to a bona fide public offering (structured so that no single person or group requires beneficial ownership of voting securities representing more than 5 percent of the total voting power of the Company) registered under the Securities Act of 1933, as amended, (iv) subject to the Company's right of first refusal, in transactions in which the consideration consists solely of cash and which do not result in any single person or group either owning or having the right to acquire voting securities which represent more than five percent of the total voting power of the Company,
(v) in response to an offer to purchase, or to exchange for cash or other consideration, any voting securities of the Company which is made by or on behalf of the Company or which is unopposed by the Company's Board of Directors,
(vi) subject to the Company's right of first refusal, in response to any other offer made by a person or group to purchase, or to exchange for cash or other consideration, voting securities of the Company which, if successful, would result in such person or group either owning or having the right to acquire voting securities which in the aggregate represent more than 30 percent of the total voting power of the Company, or (vii) pursuant to a bona fide pledge to a bank or other institutional lender, provided that certain requirements are met.

             Pursuant to Section 4.1 of the FCB Stockholders Agreement, in the event of (i) a "change of control" of Communication (as defined in Section 7.1(d) of the FCB Stockholders Agreement), (ii) a default by Communication or Publicis in any material respect in the performance of any of their obligations under the FCB Stockholders Agreement, the Master Alliance Agreement or certain other agreements among Communication, Publicis and the Company, (iii) the bankruptcy or insolvency of Communication or Publicis, or (iv) the expropriation of nationalization by any governmental authority (other than the United States) of any of the stock or the advertising business of Communication or Publicis, the Company is entitled to repurchase from Communication at the then current market price of all of the voting securities of the Company then owned by Communication.

             Except as provided in the FCB Stockholders Agreement, neither Publicis nor Communication has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

             The parties are currently engaged in an arbitration initiated by the Company with respect to certain matters arising under the Master Alliance Agreement. In addition, on January 24, 1995, Communication notified the Company that Communication was rescinding the Master Alliance Agreement. Under applicable French law, such rescission is expected to become effective on July 24, 1995.

             On March 29, 1995, Communication notified the Company of its commencement of a dispute resolution procedure pursuant to Article 9.2 of the Master Alliance Agreement dated as of


                               Page 7 of 11 Pages

January 1, 1989 by and between Communication and the Company. Communication contends that the Company failed to comply with provisions of the Master Alliance Agreement and related agreements between Communication, the Company and certain of their respective affiliates. Attached as Exhibit A hereto is Communication's notice to the Company dated March 29, 1995.

Item 7.      Material to be Filed as Exhibits.

             The following exhibit is filed herewith:

             Exhibit A --     Notice from Communication to the Company dated
                              March 29, 1995 regarding certain claims and counterclaims.





                               Page 8 of 11 Pages

                                   SIGNATURES
                 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 31, 1995

                                       PUBLICIS S.A.


                                       By:  /s/  Maurice Levy
                                           ------------------------------------
                                            Maurice Levy,
                                            President



                                       PUBLICIS COMMUNICATION


                                       By:  /s/  Jean-Paul Morin
                                           ------------------------------------
                                            Jean-Paul Morin,
                                            Secretaire General





                              Page 9 of 11 Pages

                                   APPENDIX I

               Directors And Executive Officers of Publicis S.A.


  Name                            Business Address                    Principal Occupation
  ----                            ----------------                    --------------------
  Marcel Bleustein Blanchet       133, avenue des Champs-Elysees,     President du Conseil de
                                  75008 Paris, France                 Surveillance of Publicis S.A.

  Maurice Levy                    133, avenue des Champs-Elysees,     President of Directoire and Chief
                                  75008 Paris, France                 Executive Officer of Publicis S.A.

  Bruno Desbartes                 7, rue de Monttessuy                Member of Directoire of Publicis
                                  75007 Paris, France                 S.A.

  Gerard Pedraglio                133, avenue des Champs-Elysees,     Member of Directoire of Publicis
                                  75008 Paris, France                 S.A.

  Jean-Paul Morin                 133, avenue des Champs-Elysees,     Secretaire General and Chief
                                  75008 Paris, France                 Financial Officer of Publicis S.A.



                 Directors And Executive Publicis Communication


  Name                            Business Address                    Principal Occupation
  ----                            ----------------                    --------------------
  Maurice Levy                    133, avenue des Champs-Elysees,     President du Conseil
                                  75008 Paris, France                 d'Administration


  Claude Marcus                   133, avenue des Champs-Elysees,     Administrateur
                                  75008 Paris, France


  Gerard Pedraglio                133, avenue des Champs-Elysees,     Administrateur
                                  75008 Paris, France


  Jean-Paul Morin                 133, avenue des Champs-Elysees,     Secretaire General -- Administrateur
                                  75008 Paris, France



                              Page 10 of 11 Pages

                                                                             Securities
                                                                              Acquired
                                                                             ----------
Title of
Security                Transaction Date              Transaction            Amount         Price
- --------                ----------------              -----------            ------         -----
Common Stock                   8/02/94                  Purchase               1,200        $44.00
Common Stock                   8/03/94                  Purchase                 900        $44.00
Common Stock                   8/09/94                  Purchase                 400        $44.00
Common Stock                   8/10/94                  Purchase               4,700        $44.00
Common Stock                   8/12/94                  Purchase               1,800        $44.00
Common Stock                   8/16/94                  Purchase               9,700        $44.00
Common Stock                   8/18/94                  Purchase              22,600        $44.00
Common Stock                   8/19/94                  Purchase              46,200        $44.00
Common Stock                   9/02/94                  Purchase              18,500        $41.9425
Common Stock                   9/06/94                  Purchase               1,000        $41.875



                              Page 11 of 11 Pages

                                Exhibit Index


             The following exhibit is filed herewith:

             Exhibit A --     Notice from Communication to the Company dated
                              March 29, 1995 regarding certain claims and counterclaims.